UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

File No. 812-

In the Matter of	)
)
Stifel, Nicolaus & Company, Inc.	)
One Financial Plaza	)	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
501 North Broadway	)
St. Louis, MO 63102)
)
Choice Financial Partners, Inc.	)
One Financial Plaza	)
501 North Broadway	)
St. Louis, MO 63102)
)
1919 Investment Counsel, LLC	)
One South Street, Suite 2500)
Baltimore, MD 21202)
)
Ziegler Capital Management, LLC	)
70 West Madison Street, Suite 2400)
Chicago, IL 60602)
)
)
)
File No. 812-)

Stifel, Nicolaus & Company, Inc.

(Name of Applicant)

See Above

(Address of Applicants’ principal executive offices)

Mark P. Fisher, Esq.	Robert J. Endicott, Esq.
Senior Vice President, General Counsel,	Jeffrey J. Kalinowski, Esq.
and Co-Corporate Secretary	Bryan Cave LLP
Stifel Financial Corp.	One Metropolitan Square
One Montgomery Street	211 N. Broadway, Suite 3600
San Francisco CA 94104	St. Louis MO 63102

(Names and addresses of persons to whom communications should be directed)

This Application consists of 21 pages.

Choice Financial Partners, Inc. (doing business as EquityCompass Strategies) (“Choice”), 1919 Investment Counsel, LLC (“1919ic”), Ziegler Capital Management, LLC (“ZCM” and collectively with Choice and 1919ic, the “Fund Servicing Applicants”), and Stifel, Nicolaus & Company, Inc. (“Stifel Nicolaus” and together with the Fund Servicing Applicants, the “Applicants”) each hereby respectfully applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption for the Fund Servicing Applicants from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (this “Application”) for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting each Fund Servicing Applicant from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Requested Orders”) in respect of the Injunction, as described below, that would be entered into against Stifel Nicolaus and David W. Noack (“Noack”) in the Final Judgment described below.

As set forth below, the Fund Servicing Applicants serve as investment advisers (as defined in Section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies (“Funds”)1. Appendix A to this Application identifies the Funds to which the Fund Servicing Applicants currently provide investment advisory services.

No existing company of which Stifel Nicolaus (other than the Fund Servicing Applicants) is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act) or a depositor of any registered investment company under the Act (“RIC”), an employees’ securities company under the Act (“ESC”) or an investment company that has elected to be treated as a business development company under the Act (“BDC”), or as a principal underwriter (as defined in Section 2(a)(29) of the Act) for any open-end registered investment company under the Act (“Open-End Fund”), unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”) (such activities, the “Fund Servicing Activities”). Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which Stifel Nicolaus is an Affiliated Person and to any other company of which Stifel Nicolaus may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.2 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

Stifel Nicolaus is a party to this Application, but does not currently engage in, and will not engage in, any Fund Servicing Activities. Accordingly, Stifel Nicolaus is not requesting relief under Section 9(a) of the Act at this time.

[1]	A list of the RICs to which the Fund Servicing Applicants currently serve as individual adviser or sub-advisor as of September 30, 2016 is contained in Appendix A hereto. None of the Applicants acts as an investment adviser to employees’ securities companies or investment companies that have elected to be treated as business development companies under the Act or as a principal underwriter to any open-end fund, registered UITs or registered face-amount certificate companies.
[2]	The Fund Servicing Applicants and other Covered Persons may, if the Requested Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable conditions of the Requested Orders.

I.	Background

A.	Applicants

Stifel Nicolaus

Stifel Nicolaus, a Missouri corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is a wholly-owned subsidiary of Stifel Financial Corp. (“Stifel Financial”), a Delaware corporation headquartered in St. Louis, Missouri and listed on the New York Stock Exchange. Stifel Financial is a bank holding company that has elected to be a financial holding company under the Bank Holding Company Act of 1956, as amended. Stifel Financial is the ultimate parent company of each of the Applicants.

The Fund Servicing Applicants

Choice, a Missouri corporation, is a wholly-owned subsidiary of Stifel Financial and an investment adviser registered under the Advisers Act that provides investment advisory services to certain Funds, as indicated in Appendix A. Choice was organized in early 2007. The assets under management of the Funds for which Choice serves as investment adviser were approximately $65.7 million as of September 30, 2016.3

1919ic, a Maryland limited liability company, is a wholly-owned subsidiary of Stifel Financial and an investment adviser registered under the Advisers Act that provides investment advisory services to certain Funds, as indicated in Appendix A. 1919ic was acquired by Stifel Financial in a transaction that closed on November 8, 2014. The assets under management of the Funds for which 1919ic serves as investment adviser and sub-adviser were approximately $415.8 million as of September 30, 2016.4

ZCM, a Wisconsin limited liability company, is a wholly-owned subsidiary of Stifel Financial and an investment adviser registered under the Advisers Act that provides investment advisory services to certain Funds and investment sub-advisory services to certain Funds, as indicated in Appendix A.5 ZCM was acquired by Stifel Financial in a transaction that closed on November 30, 2013. The assets under management of the Funds for which ZCM serves as investment adviser and sub-adviser were approximately $1.5 billion as of September 30, 2016.

B.	The Consent and the Final Judgment

This Application is submitted in connection with the settlement of a civil action6 (the “Action”) brought by the Commission in the United States District Court for the Eastern District of Wisconsin (the “Court”) against Stifel Nicolaus and Noack in connection with sales of certain synthetic collateralized debt obligations (collectively, “CDO Investments” or “CDOs”) as described below. Stifel Nicolaus, Noack and the staff of the Division of Enforcement at the Commission have reached an agreement to settle the Action. As part of the agreement, the parties have submitted a Consent of Defendant Stifel, Nicolaus & Company, Inc. (the “Consent”) that contains certain admitted facts and a form of a Final Judgment as to Defendants Stifel, Nicolaus & Company, Inc. and David W. Noack (the “Final Judgment”), which has been entered by the Court. The Final Judgment imposes the Injunction described below and monetary sanctions upon Stifel Nicolaus and Noack. In addition, Noack will be subject to the industry bar as to certain activities, as noted below.

[3]	Choice had approximately $2.6 billion assets under management in the aggregate at that date.
[4]	1919ic had approximately $10.3 billion assets under management in the aggregate at that date.
[5]	ZCM had approximately $11.6 billion assets under management in the aggregate at that date.
[6]	Securities and Exchange Commission v. Stifel, Nicolaus & Company, Inc., et al., Case No. 2:11-cv-00755 (E.D. Wisconsin, August 10, 2011)

In 2006, Stifel Nicolaus and Noack, a Senior Vice President of Stifel Nicolaus and head of its Milwaukee office, recommended that five school districts in eastern Wisconsin (the “School Districts”) invest their own funds, together with funds borrowed by specially-created trusts (the “OPEB Trusts”), in the CDO Investments in order to cover other post-employment benefits, such as healthcare and life insurance (“OPEB Liabilities”), that the School Districts had agreed to provide their employees but had not funded prior to 2005. The 2006 investments were funded by contributions to the OPEB Trusts by the School Districts and borrowings by the OPEB Trusts. In the aggregate, the School Districts contributed $37.3 million to their respective OPEB Trusts and the OPEB Trusts borrowed $166.5 million from Depfa Bank, for an aggregate $200 million of investments in the CDOs. The Depfa notes were collateralized by the OPEB Trusts’ assets (specifically, the CDO investments) and by the moral obligation of the School Districts to fund any collateral shortfalls arising due to a decline in the value of the CDOs. In 2008, one of the School Districts contributed an additional $10 million to fund its collateral shortfall to Depfa Bank. The investments failed and the School Districts suffered a complete loss of their cash investment of $47.3 million in the aggregate.

The Final Judgment contains factual admissions that Stifel Nicolaus and Noack acted negligently by making material misstatements and omissions to the School Districts and by failing adequately to investigate the appropriateness of the CDO Investments and, further, that by engaging in those acts and admissions, Stifel Nicolaus and Noack violated the federal securities laws. The Final Judgment provides that (i) Stifel Nicolaus and Noack are permanently restrained and enjoined from violating, directly or indirectly, Sections 17(a)(2) and 17(a)(3) of the Securities Act (the “Injunction”), (ii) Stifel Nicolaus and Noack are jointly and severally liable for disgorgement of $1.66 million and prejudgment interest of $0.84 million, (iii) Stifel Nicolaus is liable for a civil penalty in the amount of $22.0 million and (iv) Noack is liable for a civil penalty in the amount of $100,000. In connection with the Action, Noack will also be subject to an industry bar as set forth in a separate consent and offer of settlement entered into by Noack.

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered UIT or registered face-amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, acting as an investment adviser, underwriter, broker, or dealer or engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) to a company, any Affiliated Person of which is disqualified under the provisions of Section 9(a)(2). “Affiliated Person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

The Injunction results in the disqualification of Stifel Nicolaus from acting in the capacities specified in Section 9(a)(2) because Stifel Nicolaus is permanently enjoined by the District Court from engaging in or continuing certain conduct and/or practices in connection with the offer or sale of any security. Moreover, the Injunction also results in the disqualification of each of the Fund Servicing Applicants under Section 9(a)(3) because Stifel Nicolaus is an Affiliated Person of each such Fund Servicing Applicant within the meaning of Section 2(a)(3) of the Act and is subject to an injunction described in Section 9(a)(2). Taken together, Sections 9(a)(2) and 9(a)(3) have the effect of precluding each of the Fund Servicing Applicants from engaging in Fund Servicing Activities. Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a).

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).7

As a result of the Injunction, the Applicants submit this Application pursuant to Section 9(c) of the Act. In order to ensure the eligibility of each of the Covered Persons to continue to provide, or to provide in the future, Fund Servicing Activities, the Applicants respectfully request that the Commission grant the Requested Orders.

III.	Statement in Support of Application

Applicants believe they meet the standards for the exemption specified in Section 9(c). The prohibitions of Section 9(a), if applied to Covered Persons, would be unduly or disproportionately severe, and the conduct of Stifel Nicolaus is not such as to make it against the public interest or protection of investors to grant the exemption to the Fund Servicing Applications or any other Covered Persons. In support of their position that the Commission should issue the Requested Orders, the Applicants assert the following statements.

A.	The Limited Scope of the Conduct

The conduct described in the factual admissions contained in Final Judgment (the “Conduct”) did not involve the Fund Servicing Applicants performing Fund Servicing Activities or otherwise. The Conduct similarly did not involve any Fund with respect to which the Fund Servicing Applicants engaged in Fund Servicing Activities or their respective assets. Imposing the statutory bar under Section 9(a) upon the Fund Servicing Applicants would result in material economic losses, and the operations of the Funds would be disrupted as they sought to engage new advisers and/or sub-advisers, as the case may be. These effects would be unduly severe given the Fund Servicing Applicants’ lack of involvement in the Conduct. Barring the Fund Servicing Applicants from providing Fund Servicing Activities as a result of the Conduct relating to the CDOs, in which the Fund Servicing Applicants played no part, would be unduly and disproportionately severe.

[7]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

The duration of the Conduct was limited to a short time period beginning no earlier than late 2005 through the end of 2006, and since then Stifel Nicolaus has reviewed and updated its relevant policies and procedures and engaged in regular training, as described below. Moreover, two of the Fund Servicing Applicants, 1919ic and ZCM, were acquired by Stifel Financial in November 2014 and November 2013, respectively, well after the Conduct had taken place. Choice was formed in 2007, also after the Conduct had taken place. No current or former personnel from the Fund Servicing Applicants were involved. Noack resigned from Stifel Nicolaus’s Milwaukee Public Finance office in February 2007 and joined another firm, together with an analyst who resigned from Stifel Nicolaus’s Milwaukee Public Finance office at the same time and joined Noack at his new firm. Given these remedial measures, as further detailed below, it would not be against the public interest or protection of investors to issue the Requested Orders.

The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”8 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like Stifel Financial and the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.

In the absence of improper practices relating to their Fund Servicing Activities, therefore, the Applicants submit that applying Section 9(a) to bar the Fund Servicing Applicants or other Covered Persons, who were not involved in the Conduct, from serving Funds and their shareholders would be unduly or disproportionately severe.

B.	Hardships on the Funds and their Shareholders

The inability of the Fund Servicing Applicants to continue to provide investment advisory services to Funds would result in those Funds and their shareholders facing unduly and disproportionately severe hardships. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Fund Servicing Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Two of the Fund Servicing Applicants (1919ic and ZCM) were acquired six and seven years after the Conduct had occurred. None of the personnel at those entities was involved in the Conduct. Similarly, Choice was formed after the Conduct had occurred. In these cases, the Conduct did not implicate any Fund Servicing Activities, nor utilize any of the assets of the Funds.

Uncertainty caused by prohibiting the Fund Servicing Applicants from continuing to serve the Funds in an advisory capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, although a suitable successor investment adviser or sub-adviser could replace the Fund Servicing Applicants, disqualifying the Fund Servicing Applicants could result in substantial costs to the Funds and others because of the need to obtain shareholder approvals of new investment advisory

[8]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

agreements with the new adviser or sub-adviser. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders, which would be unduly and disproportionately severe given that the Fund Servicing Applicants were not involved in the Conduct.

C.	Adverse Effect on the Applicants

If the Fund Servicing Applicants are unable to obtain the requested relief under Section 9(c) and are barred by Section 9(a) from engaging in Fund Servicing Activities, the effect on such Fund Servicing Applicants’ businesses and employees would be unduly and disproportionately severe. The Fund Servicing Applicants have committed substantial capital and resources to establishing expertise in advising and sub-advising the Funds. As noted above, two Adviser Applicants were acquired by Stifel Financial more than five years after the Conduct had occurred and the personnel engaging in the Conduct were no longer with the firm. As such, as stand-alone businesses, they had developed clients and generally executed and built up their business profile and reputation before being acquired by Stifel Financial. These entities would be unduly and disproportionately severely affected by virtue of simply joining a larger business organization at a later time after having developed this business, including business development that occurred (and was unrelated in any way to) the Conduct by a wholly unrelated entity. As of September 30, 2016, the Adviser Applicants had more than $24.8 billion in assets under management, and the Funds represent over $2.0 billion of those assets. Prohibiting the Fund Servicing Applicants from providing Fund Servicing Activities would negatively impact their ability to offer clients a comprehensive range of financial services, and ultimately adversely and unduly affect each Fund Servicing Applicant’s business.

Such harm to the Fund Servicing Applicants’ businesses would also negatively impact their employees. There are a total of 44 employees of the Fund Servicing Applicants involved in the provision of investment advisory services to the Funds listed in Appendix A. Of those employees, the vast majority (38 of the 44) either came over with the acquisition of ZCM and 1919ic in 2013 and 2014, respectively, or were hired after 2006. Accordingly, these individuals were not part of the Stifel Financial organization until after the Conduct had concluded in 2006. Without the requested relief, Fund Servicing Applicants would be forced to discontinue a significant number of their operations. This would likely also to lead to the discontinuation of employment of a substantial number of these employees engaged in the provision of investment advisory services to the Funds. Further, many of these impacted employees would likely seek alternative employment and would encounter significant difficulty and/or delay in doing so. Moreover, applying the prohibitions of Section 9(a) to Applicants would have adverse consequences not only at present, but also in the future. If the Covered Persons are unable to expand their businesses in the future because of the imposition of the Section 9(a) disqualification, or if Stifel Financial elected to acquire other similar businesses that engaged in the Fund Servicing Activities, those businesses would be significantly and adversely affected. Disqualifying historic and well-regarded Fund Servicing Applicants from providing advisory services to Funds because of unrelated and discrete Conduct in connection with unrelated activities in 2006 would be unduly and disproportionately severe for the Fund Servicing Applicants and their employees, and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the Requested Orders.

D.	Absence of Any Connection Between the Misconduct and Fund Servicing Applicants’ Fund Servicing Activities

The Conduct underlying the Injunction did not involve any of the Fund Servicing Applicants.

Such Conduct did not involve any Fund or the assets of any Fund for which an Applicant provided Fund Servicing Activities. Among other things, as no violation is alleged with respect to the services the Fund Servicing Applicants provide to Funds, it would not be against the public interest or the protection of investors for the Commission to grant the Requested Orders. Accordingly, disqualifying the Fund Servicing Applicants or other Covered Persons from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe, given the absence of absence of any connection between the Conduct and Fund Servicing Applicants’ Fund Servicing Activities.

E.	No Involvement of Fund Servicing Applicants’ Personnel

The only individual referenced in the factual admissions that are part of the Consent was Noack. The Conduct at issue in the Action occurred from no earlier than late 2005 through the end of 2006 (the “Period”). As noted above, all the Fund Servicing Applicants were acquired or began activities (including Fund Servicing Activities) after the Period had concluded.

In furtherance of the foregoing, Applicants state that: (i) none of the current or former directors, officers or employees of the Fund Servicing Applicants had any involvement in the Conduct;9 (ii) the personnel who were involved in the Conduct (or who may be subsequently identified by the Applicants as having been responsible for or involved in the Conduct) have had no, and will not have any, involvement in providing Fund Servicing Activities and will not serve as an officer, director, or employee of any Covered Person providing Fund Servicing Activities;10 and (iii) because the personnel of the Fund Servicing Applicants did not have any involvement in the Conduct, shareholders of Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or sub-adviser.

Applicants believe that the conduct of the personnel of the Fund Servicing Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a) for the Fund Servicing Applicants.

F.	Actions to Address the Conduct Alleged in the Complaint

As described further below, Stifel Nicolaus has taken other steps to address the Conduct and to ensure that such Conduct does not recur. Indeed, no further sales of CDO investments to institutions similar to the School Districts has occurred in nearly ten years. These steps are in addition to the payment of the disgorgement and civil penalties by Stifel Nicolaus and Noack, and the bar imposed on Noack in connection with the Action, all as described above.

1. Personnel changes. As noted above, Noack resigned from Stifel Nicolaus’s Milwaukee Public Finance office in February 2007 and joined another firm, together with an analyst who resigned from Stifel Nicolaus’s Milwaukee Public Finance office at the same time and joined Noack at his new firm. David DeYoung joined the firm in April 2007 and acted as the manager of the Milwaukee Public Finance office, supervising the firm’s public finance investment banking professionals until his retirement in March 2015.

[9]	To confirm that the officers, directors, and employees of the Fund Servicing Applicants were not involved in the Conduct and that the individuals involved in the Conduct were not employees, officers, or directors of the Fund Servicing Applicants, Stifel Nicolaus compliance personnel and its internal and external counsel reviewed a list of the individuals involved in the Conduct and confirmed that those employees were not employed by any Fund Servicing Applicant.
[10]	Stifel Nicolaus compliance personnel and its internal and external counsel have verified that the list of individuals involved in the Conduct currently are not employed by any Fund Servicing Applicant and will not serve as an officer, director, or employee of any Covered Person providing Fund Servicing Activities.

2. Transaction History following the 2006 CDO Investments. The 2006 CDO transactions were the first time that Stifel Nicolaus had ever advised a school district to purchase leveraged CDOs, and represented an attempt by Stifel Nicolaus to offer a partial solution to a specific financial problem facing certain school districts. Since 2006, Stifel Nicolaus has not advised a single school district in North America to purchase leveraged CDOs.

In 2008, the firm ceased to operate its structured finance desk in Baltimore and has not sold CDOs since that time. Stifel Nicolaus hired a group of structured finance professionals with specific backgrounds and experience in credit default swaps in 2013. These individuals were hired to create a cleared swaps sales desk, marketing cleared single name and index swaps to qualified institutional investors. The products were generic products and not custom designed. These individuals do not market to school districts or municipal entities, and training, oversight and other policies and procedures for these have been developed, as described further below. As noted below, the personnel that were instrumental in the sale of the CDO Investments left the firm in 2007.

3. Further Compliance Measures. Since 2006, Stifel Nicolaus has instituted a robust municipal compliance program designed to prevent a recurrence of a transaction similar to the transactions at issue in the Action.

Stifel Nicolaus has devoted considerable legal and compliance resources to its Municipal Finance Department. Peg Henry, former General Counsel for Market Regulation of the Municipal Securities Rulemaking Board, has as her sole responsibility the provision of legal advice to Stifel Nicolaus’s Municipal Finance Department: public finance, underwriting, trading, and sales. Stifel Nicolaus also has a comprehensive team of four municipal compliance professionals, reporting to the Director of Fixed Income Compliance. Additionally, the Public Finance Department has created a Municipal Oversight Division, which is responsible for addressing all new issue SEC and MSRB rules for both negotiated and competitive transactions – between 800-900 new issues per year. Stifel Nicolaus also conducts regular training of Public Finance investment bankers and conducts regular meetings of supervisors, both of which are essential elements of Stifel’s municipal compliance program. More broadly, the parent company of Stifel Nicolaus, Stifel Financial Corp., has in recent years built out a robust set of controls at the enterprise level, including Risk Management and Internal Audit functions comprised of over 50 people in total, which help ensure a platform-wide management of risk and compliance with policies, procedures and best practices, including at the level of the Municipal Finance Department.

In addition to the internal expansion of resources devoted to the Municipal Finance Department, Stifel Nicolaus requires the use of experienced, internal or external legal counsel in nearly every negotiated transaction where Stifel Nicolaus acts as an underwriter. Stifel Nicolaus has also built out its MuniBOND deal management system so that it provides a comprehensive record of its compliance with all new issue rules. MuniBOND has been cited favorably by FINRA in its annual municipal securities review of Stifel Nicolaus. Finally, Stifel Nicolaus is active in both SIFMA and the Bond Dealers of America (BDA) so that it is apprised of regulatory proposals and developments, including their application to Stifel Nicolaus.

This team of professionals currently supports a Public Finance Department of 140 registered professionals operating from 26 locations throughout the United States, only eight of whom (less than 6%) were with the department in 2006.

The Public Finance Department has extensive due diligence procedures, which are designed to uncover risks of transactions, so that those risks can be appropriately disclosed to investors, if Stifel is chosen as the underwriter or placement agent in a transaction. Extensive training has been conducted on those procedures, which were reviewed and approved by Stifel Nicolaus’s independent MCDC consultant, Martha Haines, the former director of the SEC’s Office of Municipal Securities. In her report, Ms. Haines characterized Stifel Nicolaus’s due diligence procedures as “robust.” Her recommendations for changes were principally of a clarifying nature, all of which were made. Stifel Nicolaus notes that its policies exceed regulatory requirements. For example, it requires that its investment bankers who are providing municipal advisory services conduct due diligence, even though that has not been articulated as a requirement by either the SEC or the MSRB.

It is rare for the Public Finance investment bankers to engage in transactions that are not municipal securities transactions. Public Finance investment bankers do not advise municipal clients on investment decisions such as those made by the school districts in 2006, except in the limited role of providing numerical analyses in connection with processing bond defeasance escrows. The role of the firm is underwriter, placement agent, remarketing agent, or municipal advisor.

There is a Commitment Committee for transactions with an underwriting liability in excess of $25 million and/or transactions that are non-rated or below investment grade. The head of the Municipal Finance Department (of which Public Finance is a part) chairs the committee. Other members of the committee include representatives of Taxable Fixed Income Capital Markets, Public Finance investment bankers, Municipal Research, and the Directors of Public Finance. Stifel Nicolaus’s General Counsel and Ms. Henry generally participate as well as legal advisors, although they are not voting members. The question of investor suitability is addressed during committee meetings, particularly in the case of non-rated transactions. The committee regularly requires new issues to have high minimum denominations and letters from investors acknowledging their financial sophistication and capability to withstand the risk of loss. The adequacy of risk disclosure in offering documents is a focus and frequent topic of discussion.

The Applicants believe these remedial measures, taken together, have significantly reduced risk that violations similar to the Conduct will occur in the future. Accordingly, the Applicants submit that granting the relief sought in the Application would be entirely consistent with a finding that it would not be against the public interest or the protection of investors.

G.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants undertake that they will, as soon as reasonably practical, distribute to the board of trustees (“Boards”) of the Funds written materials describing the circumstances that led to the Injunction, any impact on the Fund and this Application. The written materials will include an offer to discuss the materials at an in-person meeting with the Board of the Fund, including the directors who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide such Funds’ Boards with all information concerning the Injunction and this Application necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Final Judgment entered by the Court.

H.	Applicants’ Prior Section 9(c) Orders

None of the Applicants nor their affiliates have previously applied for orders under Section 9(c).

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.	Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.	Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order.

3.	Stifel Nicolaus will comply with the terms and conditions of the Consent.

4.	Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders and Consent within 30 days of discovery of the material violation.

J.	Conclusion

For the reasons set forth above, the Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Requested Orders by the Commission.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their respective addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Stifel, Nicolaus & Company, Inc.

Mark P. Fisher, Esq.

Senior Vice President, General Counsel, and Co-Corporate Secretary

Stifel Financial Corp.

One Montgomery Street

San Francisco CA 94104

with a copy to:

Robert J. Endicott, Esq.

Jeffrey J. Kalinowski, Esq.

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis MO 63102

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicants’ governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors or Trustees, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-2 of this Application, and the verifications required by rule 0-2(d) under the Act are included in the signature pages to this Application.

* * * *

The Applicants named below have caused this Application to be duly signed on their behalf on December 6, 2016. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

STIFEL, NICOLAUS & COMPANY, INC.

By:	/s/ James M. Zemlyak
Name:	James M. Zemlyak
Title:	Executive Vice President, Chief Operating Officer

The Applicants named below have caused this Application to be duly signed on their behalf on December 6, 2016. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CHOICE FINANCIAL PARTNERS, INC.

By:	/s/ Richard E. Cripps
Name:	Richard E. Cripps
Title:	Chief Investment Officer

The Applicants named below have caused this Application to be duly signed on their behalf on December 6, 2016. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

1919 INVESTMENT COUNSEL, LLC

By:	/s/ Harry O’Mealia
Name:	Harry O’Mealia
Title:	Chief Executive Officer and President

The Applicants named below have caused this Application to be duly signed on their behalf on December 6, 2016. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

ZIEGLER CAPITAL MANAGEMENT, LLC

By:	/s/ Scott A. Roberts
Name:	Scott A. Roberts
Title:	President

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected/appointed Executive Vice President, Chief Operating Officer of Stifel, Nicolaus & Company, Inc. does hereby certify that this Application is signed by him pursuant to the general authority vested in him as such under Stifel, Nicolaus & Company, Inc.’s policy and required documents.

IN WITNESS WHEREOF, I have set my hand this December 6, 2016.

STIFEL, NICOLAUS & COMPANY, INC.

By:	/s/ James M. Zemlyak
Name:	James M. Zemlyak
Title:	Executive Vice President, Chief Operating Officer

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected/appointed Chief Investment Officer of Choice Financial Partners, Inc. does hereby certify that this Application is signed by him pursuant to the general authority vested in him as such under Choice Financial Partners, Inc.’s policy and required documents.

IN WITNESS WHEREOF, I have set my hand this December 6, 2016.

CHOICE FINANCIAL PARTNERS, INC.

By:	/s/ Richard E. Cripps
Name:	Richard E. Cripps
Title:	Chief Investment Officer

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly elected/appointed Chief Executive Officer and President of 1919 Investment Counsel, LLC does hereby certify that this Application is signed by him pursuant to the general authority vested in him as such under 1919 Investment Counsel, LLC’s policy and required documents.

IN WITNESS WHEREOF, I have set my hand this December 6, 2016.

1919 INVESTMENT COUNSEL, LLC

By:	/s/ Harry O’Mealia
Name:	Harry O’Mealia
Title:	Chief Executive Officer and President

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly elected/appointed President of Ziegler Capital Management, LLC does hereby certify that this Application is signed by him pursuant to the general authority vested in him as such under Ziegler Capital Management, LLC’s policy and required documents.

IN WITNESS WHEREOF, I have set my hand this December 6, 2016.

ZIEGLER CAPITAL MANAGEMENT, LLC

By:	/s/ Scott A. Roberts
Name:	Scott A. Roberts
Title:	President

Appendix A

Part 1 – Funds for which Choice (d/b/a EquityCompass Strategies) serves as Investment Adviser or Sub-Advisor

Investment Advisor

EquityCompass Quality Dividend Fund

In addition, Choice anticipates that First Trust Advisors LP will file registration statements for two Exchange Traded Funds in the fourth quarter of 2106 for which Choice will serve as sub-adviser. First Trust Advisors LP will serve as the adviser to these ETFs:

EquityCompass Equity Risk Manager ETF

EquityCompass Tactical Equity Risk Manager ETF

Part 2 – Funds for which 1919ic serves as Investment Adviser

1919 Maryland Tax-Free Income Fund

1919 Socially Responsive Balanced Fund

1919 Financial Services Fund

1919 Variable Socially Responsive Balanced Fund

Part 3 – Funds for which ZCM serves as Investment Adviser or Sub-Advisor

Investment Adviser

FAMCO Covered Call Fund

Ziegler Floating Rate Fund

Sub-Adviser

Azzad Ethical Fund11

Nationwide Ziegler Equity Income Fund12

Nationwide Ziegler NYSE Arca Tech 100 Index Fund12

Nationwide Ziegler Wisconsin Tax Exempt Fund12

Jackson National FAMCO Flex Core Covered Call Fund13

First Investors Covered Call Strategy Fund14

First Investors Life Series Covered Call Strategy Fund14

[11]	The adviser to this Fund is Azzad Asset Management, Inc.
[12]	The adviser to these Funds is Nationwide Fund Advisers
[13]	The adviser to this Fund is Jackson National Asset Management
[14]	The adviser to these Funds are First Investors/Foresters Financial